Eugene Science, Inc.
8th Floor, LG Palace Building
165-8 Donggyo-Dong, Mapo-Gu, Seoul, Korea

October 26, 2007

Via Edgar and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Eugene Science, Inc.
File No. 0-50601
Responses to Securities and Exchange Commission Staff comments made by letter dated June 28, 2007

Ladies and Gentlemen:

Eugene Science, Inc. (“we,” “us” or “our”), in connection with our filing of a Form 10-KSB for the year ended December 31, 2006, filed April 17, 2007, as amended April 23, 2007, and a Form 10-QSB for the quarter ended March 31, 2007, filed May 21, 2007, hereby makes the following responses to the Securities and Exchange Commission Staff’s comments to those filings made by letter dated June 28, 2007, which are keyed to correspond to the comments made in such letter. We also revised the Form 10-QSB for the quarter ended June 30, 2007, filed August 22, 2007, to respond to these comments. For your ease of reference, each response is preceded by a reproduction of the corresponding comment, and each response contains a reference to the page number(s) where the responsive information may be found in the amended filings.

Form 10-KSB for the Year Ended December 31, 2006

Management’s Discussion and Analysis, page 8

1.
Please support your conclusion on page 9 of a 98% decrease in revenue during 2006. We note that revenue for 2006 and 2005 was approximately $670,000 and $890,000, respectively. Also, support your conclusion that approximately 270% of 2006 revenue was derived from sales of supplemental products. Please provide all calculations.

Response: Our revenue decreased 24%, or $217,109, to $669,329 for the year ended December 31, 2006, as compared to $886,438 for the year ended December 31, 2005. Approximately 81% of our revenue in 2006, or $541,914, was derived from the sale of our supplemental products. We revised the disclosure to correct the percentage calculations. Please see page 8 of Amendment No. 2 to the Form 10-KSB.

Securities and Exchange Commission
October 26, 2007

Item 8A. Controls and Procedures, page 21

2.	Please update your disclosure in the third paragraph to refer to the fourth fiscal quarter of the current fiscal year, i.e., in this case December 31, 2006.

Response: We revised our disclosure to refer to the fourth fiscal quarter of the current fiscal year. We also expanded the disclosure to include the definition of “disclosure controls and procedures.” Please see page 19 of Amendment No. 2 to the Form 10-KSB. Please also see pages 12 and 13 of Amendment No. 1 to the March 31 Form 10-QSB and page 12 of Amendment No. 1 to the June 30 Form 10-QSB, where we expanded the disclosure to include the definition of “disclosure controls and procedures.”

Financial Statements

Independent Accountant’s Report, page F-1

3.
You are required to file an audit report covering the financial statements for each period that is required to be audited. You have only filed an audit report covering the financial statements for the year ended December 31, 2006, please file an audit report covering the financial statements for the year ended December 31, 2005. Refer to Item 310(a) of Regulation S-B.

Response: We filed an audit report covering the financial statements for the year ended December 31, 2005. Please see page 31 of Amendment No. 2 to the Form 10-KSB.

Consolidated Balance Sheets, pages F-4 and F-5

4.
Please provide a note to the financial statements to disclose the nature and terms of the receivable from an unsettled contract of $942,686 at December 31, 2006. We note that this current asset comprises more than 20% of total assets.

Response: We added a note to the financial statements to disclose the nature and terms of the receivable from an unsettled contract. Please see Note 6 on page 41 of Amendment No. 2 to the Form 10-KSB. Please also see Note 6 on page F-12 of Amendment No. 1 to the March 31 Form 10-QSB and Note 6 on page F-13 of Amendment No. 1 to the June 30 Form 10-QSB.

5.	Please provide a note to the financial statements to disclose the nature and terms of the items included in prepaid expenses and other current assets.

Response: We added a note to the financial statements disclosing the nature and terms of the items included in prepaid expenses and other current assets. Please see Note 7 on page 42 of Amendment No. 2 to the Form 10-KSB. Please also see Note 7 on page F-13 of Amendment No. 1 to the March 31 Form 10-QSB and Note 7 on page F-14 of Amendment No. 1 to the June 30 Form 10-QSB.

6.	Please provide in a note the disclosures specified in paragraphs 5 and 11 of SFAS 132(R) in support of the long-term liabilities recognized for accrued pensions payable, as appropriate.

Response: We added note providing the disclosures specified in paragraphs 5 and 11 of SFAS 132(R) in support of the long-term liabilities recognized for accrued pensions payable. Please see Note 12 on page 43 of Amendment No. 2 to the Form 10-KSB. Please also see Note 12 on page F-14 of Amendment No. 1 to the March 31 Form 10-QSB and Note 12 on page F-15 of Amendment No. 1 to the June 30 Form 10-QSB.

Securities and Exchange Commission
October 26, 2007

Consolidated Statements of Operations, page F-6

7.	Revise to present comprehensive income and the elements of other comprehensive income for 2006 and 2005. Refer to paragraph 14 of SFAS 130.

Response: We revised the statement of operations to present comprehensive income and the elements of other comprehensive income for 2006 and 2005. Please see page 34 of Amendment No. 2 to the Form 10-KSB. Please also see page F-5 of Amendment No. 1 to the March 31 Form 10-QSB and page F-5 of Amendment No. 1 to the June 30 Form 10-QSB.

Consolidated Statements of Cash Flows, page F-8

8.
Foreign currency translation adjustments are an element of other comprehensive income/loss that should not be presented as an adjustment in the reconciliation of net loss to cash used in operating activities. Please revise or tell us why you believe the existing presentation is appropriate.

Response: We revised the statement of operations and statement of cash flows in accordance with this comment. Please see pages 34 and 36 of Amendment No. 2 to the Form 10-KSB. Please also see pages F-5 and F-7 of Amendment No. 1 to the March 31 Form 10-QSB and pages F-5 and F-7 of Amendment No. 1 to the June 30 Form 10-QSB.

Note 2 - Significant Accounting Policies, page F-10

9.
Your revenue recognition policy, as described, is generic and provides little insight into your business. Please expand your disclosure of revenue recognition policies in the notes to the financial statements and Management’s Discussion and Analysis to explain the customary terms of sale for typical contracts and purchase orders, and how revenue recognition may differ for manufacturing and merchandise. Disclose any circumstances under which your customers have the right to return products. Describe any obligations of the company which may remain outstanding at the time a sale is recognized. Also, disclose your revenue recognition policies with respect to rental income.

Response: We revised the description of our revenue recognition policy in accordance with this comment. Please see pages 12, 38 and 39 of Amendment No. 2 to the Form 10-KSB. Please also see pages F-9 and 6 of Amendment No. 1 to the March 31 Form 10-QSB and pages F-10 and 5 of Amendment No. 1 to the June 30 Form 10-QSB.

Securities and Exchange Commission
October 26, 2007

Note 3 - Cash and Cash Equivalents, page F-13

10.
Note that restricted cash does not meet the definition of cash and cash equivalents. Please revise the balance sheet and statements of cash flows to present the balances of restricted cash and activity therein, respectively, separately. Refer to paragraph 8 of SFAS 95.

Response: We revised the balance sheet and statement of cash flows in accordance with this comment. Please see pages 32 and 36 of Amendment No. 2 to the Form 10-KSB. Please also see pages F-3 and F-7 of Amendment No. 1 to the March 31 Form 10-QSB and pages F-3 and F-8 of Amendment No. 1 to the June 30 Form 10-QSB.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact our legal counsel, Shivbir Grewal at (949) 725-4119 or Michael Lawhead at (949) 725-4277.

Sincerely, /s/ Seung Kwon Noh Seung Kwon Noh President and Chief Executive Officer

cc:	Shivbir Grewal, Esq. Michael Lawhead, Esq.